October 30, 2015

Via EDGAR

Laura Riegel
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

RE:     Principal Life Insurance Company Separate Account B
Principal Investment Plus Variable Annuity
     (for Applications Signed on or after August 1, 2013)
File Numbers 811-02091 & 333-188293
Post-Effective Amendment 10 to the Registration Statement on Form N-4
Amendment No. 213 Under the Investment Company Act of 1940

Dear Ms. Riegel:

This supplemental letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which Sally Samuel communicated to me by telephone on October 27, 2015, October 29, 2015, and October 30, 2015, with respect to post-effective amendment number 10 to the Registrant’s registration statement on Form N-4 (“the Amendment”). The Amendment was filed with the Commission on October 22, 2015, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

Comment 17. Summary of Expense Information.
17(a) In footnote 4 to the Contract owner transaction expenses table, either list a maximum charge or delete the footnote.

Response: Registrant will delete the footnote.

17(b) In the Underlying Mutual Fund Operating Expenses table, remove the fee waiver information and the second footnote.

Response: Registrant will make the requested deletion.

Comment 18. GMWB Percentages.

18(a) With regard to the first few paragraphs of this provision, remove the sentences referring customers to the appendices and include that information as a NOTE at the end of the GMWB Submission Guidelines provision.

Response: Registrant will make the requested changes, as shown in Exhibit A to this response letter.

18(b) In this provision, add a sentence informing customers that the GMWB Percentages Prospectus Supplements can be found on EDGAR.

Response: Registrant will make the requested addition, as shown in Exhibit A to this response letter.

Comment 19. Determining GMWB Percentages. Clarify the language describing how a customer determines which GMWB Percentages are applicable to his or her contract. Also, change the second to last paragraph in this provision to the following: “The GMWB Percentages applicable to your Contract will not change for the life of your Contract, and for applications signed after November 30, 2015, the GMWB Percentages applicable to your Contract will be in a GMWB Percentages Prospectus Supplement attached to your prospectus.”

Response: Registrant will make the requested changes, as shown in Exhibit A to this response letter. Registrant also will make the latter change to Appendix J as well as include such language in the GMWB Percentages Prospectus Supplements.

Comment 20. Appendix J – NEW YORK REG 60 – DETERMINING GMWB PERCENTAGES AND SUBMISSION GUIDELINES. Make revisions to this appendix consistent with those made to the Determining GMWB Percentages provision.

Response: Registrant will make the requested changes, as shown in Exhibit B to this response letter.

Comment 21. Provide an updated template of the GMWB Percentages Prospectus Supplement.

Response: Registrant has attached a template as Exhibit C to this response letter.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all comments and questions regarding this filing to the undersigned.

Sincerely,

/s/ Doug Hodgson
Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com

EXHIBIT A
GMWB Percentages (for applications signed on or after November 2, 2015)
This provision applies when the Contract includes a PIB 3 or PIB 10 rider.
The withdrawal benefit payment percentages and GMWB Bonus percentages (collectively, "GMWB Percentages") that apply to your Contract are determined as described in this provision or the applicable GMWB Percentages Prospectus Supplement. Refer to Determining GMWB Percentages in the prospectus for rules to determine which GMWB Percentages will apply to your Contract. For more information regarding the GMWB Bonus and the For Life withdrawal benefit payment percentages, see GMWB Bonus and Withdrawal Benefit Payment sections of the prospectus.
The For Life withdrawal benefit payment percentages in the following tables apply for applications signed on or after November 2, 2015 through and including November 30, 2015. The For Life withdrawal benefit payment percentages may be different than those listed below for applications signed after November 30, 2015. For that reason, it is important you have the GMWB Percentages Prospectus Supplement with the most current GMWB Percentages as of the date you sign the application. Visit www.principal.com or work with your financial professional to confirm the most current GMWB Percentages. All GMWB Percentages Prospectus Supplements also are available on the EDGAR system at www.sec.gov (type file number 333-188293).
PIB 3:

	Single Life	Joint Life*
Age of Covered Life at First Withdrawal*	For Life Withdrawal Benefit Payment Percentage	For Life Withdrawal Benefit Payment Percentage
45-54	3.00%	2.50%
55-59	3.80%	3.30%
60-64	3.80%	3.30%
65-74	4.80%	4.30%
75+	5.05%	4.55%
* Joint Life is based on age of younger covered life at first withdrawal.
PIB 10:

	Single Life	Joint Life*
Age of Covered Life at First Withdrawal*	For Life Withdrawal Benefit Payment Percentage	For Life Withdrawal Benefit Payment Percentage
45-54	3.00%	2.50%
55-64	4.00%	3.50%
65-74	5.00%	4.50%
75+	5.25%	4.75%
* Joint Life is based on age of younger covered life at first withdrawal.

The GMWB Bonus percentages in the following tables apply for applications signed on or after November 2, 2015 through and including November 30, 2015. The GMWB Bonus percentages may be different than those listed below for applications signed after November 30, 2015. For that reason, it is important you have the GMWB Percentages Prospectus Supplement with the most current GMWB Percentages as of the date you sign the application. Visit www.principal.com or work with your financial professional to confirm the most current GMWB Percentages. All GMWB Percentages Prospectus Supplements also are available on the EDGAR system at www.sec.gov (type file number 333-188293).
PIB 3:

Contract Anniversary (following the rider effective date)	GMWB Bonus Percentage
1	7.00%
2	6.00%
3	5.00%
PIB 10:

Contract Anniversary (following the rider effective date)	GMWB Bonus Percentage
1-10	5.00%
11+	0.00%
Determining GMWB Percentages (for applications signed on or after November 2, 2015)
The GMWB Percentages for your Contract will be determined as described in this paragraph so long as you satisfy the guidelines on submitting your application (see GMWB Submission Guidelines section). The GMWB Percentages in effect on the date you sign the application will apply to your Contract except in the following situation. If any of the GMWB Percentages in effect on the date we receive the money have increased from those in effect on the date you signed your application, you will receive the GMWB Percentages in effect on the date we receive the money, provided that no GMWB percentages have decreased.
You will be notified if the GMWB Submission Guidelines are not satisfied, in which case we will provide you with the current GMWB Percentages Prospectus Supplement, which will include the GMWB Percentages applicable to your Contract. Additional paperwork may be required.
The GMWB Percentages applicable to your Contract will not change for the life of your Contract, and for applications signed after November 30, 2015, the GMWB Percentages applicable to your Contract will be in a GMWB Percentages Prospectus Supplement attached to your prospectus.
For contract replacements where New York Reg 60 applies, see Appendix J for New York submission guidelines and information on determining GMWB Percentages.
GMWB Submission Guidelines (for applications signed on or after November 2, 2015)
The guidelines that apply to the submission of your application (“GMWB Submission Guidelines”) are:

•	your application must be signed within the stated time period during which the GMWB Percentages are in effect;

•	your application must be received by us within 7 calendar days of the date the application is signed; and

•	the annuity must be funded within 60 calendar days of the date the application is signed.
Under certain circumstances we may waive the GMWB Submission Guidelines or extend these time periods in a nondiscriminatory manner.

For contract replacements where New York Reg 60 applies, see Appendix J for New York submission guidelines and information on determining GMWB Percentages.
NOTE: For applications signed:

•	before November 2, 2015, where a PIB 3 rider was purchased, see Appendix G for the withdrawal benefit payment percentages and GMWB Bonus percentages applicable to your Contract.

•
on or after June 1, 2015, through and including November 1, 2015, where a PIB 10 rider was purchased, see Appendix H for the withdrawal benefit payment percentages and GMWB Bonus percentages applicable to your Contract.

•	before June 1, 2015, where a PIB 10 rider was purchased, see Appendix F for the withdrawal benefit payment percentages and GMWB Bonus percentages applicable to your Contract.

EXHIBIT B
APPENDIX J – NEW YORK REG 60 – DETERMINING GMWB PERCENTAGES AND SUBMISSION GUIDELINES (for applications signed on or after November 2, 2015)
This appendix provides information about GMWB Percentages and application submission guidelines (“GMWB New York Reg 60 Submission Guidelines”) for Contracts where New York Reg 60 applies. This information only applies to your Contract if you have purchased a PIB 3 or PIB 10 rider.
Determining GMWB Percentages – NY Reg 60
If you are applying for this Contract as a replacement for an existing life insurance policy or annuity contract, in order to receive the GMWB Percentages in effect on the date the application is signed, the submission guidelines applicable to New York Reg 60 must be met (see GMWB New York Reg 60 Submission Guidelines section).
When the GMWB New York Reg 60 Submission Guidelines are met, a comparison of the GMWB Percentages in effect on the following dates will be used to determine which set of GMWB Percentages will apply to your Contract:

•	the date you signed the Client Authorization Form;

•	the date you signed the application; and

•	the date the money is received by us.
The comparison will be done in a two-step process as follows:
Step One: The GMWB Percentages in effect on the date you signed the Client Authorization Form will be compared to the GMWB Percentages in effect on the date you signed the application. If any of the GMWB Percentages have decreased, the GMWB Percentages in effect on the date you signed the Client Authorization Form will be used in step two. Otherwise, the GMWB Percentages in effect on the date you signed the application will be used in step two.
Step Two: The GMWB Percentages determined in step one will be compared to the GMWB Percentages in effect on the date the money is received. If any of the GMWB Percentages have increased, you will receive the GMWB Percentages in effect on the date the money is received by us, provided that no GMWB Percentages have decreased. Otherwise, you will receive the GMWB Percentages determined by step one.
Example:

	GMWB Percentages in effect on:
	Client Authorization Form Signature Date	Application Signature Date	Money Received Date
GMWB Bonus	7% year one, 6% year two, 5% year three	7% year one, 6% year two, 5% year three	7% year one, 7% year two, 7% year three
Ages: 45-54	3.00%	3.00%	3.00%
Ages: 55-59	3.80%	3.80%	3.80%
Ages: 60-64	3.80%	3.80%	3.80%
Ages: 65-74	4.80%	5.80%	3.80%
Ages: 75+	5.05%	5.05%	5.05%
Step One: In the table above, compare the GMWB Percentages on the client authorization form signature date to the GMWB Percentages on the application signature date. In this example, a GMWB Percentage increased on the application signature date (ages 65-74) and no GMWB Percentages decreased. As a result, the GMWB Percentages in effect on the application signature date are used in step two.

Step Two: Compare the GMWB Percentages on the application signature date to the GMWB Percentages on the money received date. In this example, a GMWB Percentage decreased (ages 65-74) and a GMWB Percentage increased (GMWB Bonus) on the money received date. As a result, the GMWB Percentages in effect on the application signature date will apply to your Contract.
You will be notified if the GMWB New York Reg 60 Submission Guidelines are not satisfied, in which case we will provide you with the current GMWB Percentages Prospectus Supplement, which will include the GMWB Percentages applicable to your Contract. Additional paperwork may be required.
The GMWB Percentages applicable to your Contract will not change for the life of your Contract, and for applications signed after November 30, 2015, the GMWB Percentages applicable to your Contract will be in a GMWB Percentages Prospectus Supplement attached to your prospectus.
GMWB New York Reg 60 Submission Guidelines
The GMWB New York Reg 60 Submission Guidelines are:

•	your application must be signed within the stated time period during which the GMWB Percentages are in effect;

•	your application must be received by us within 7 calendar days of the date the application is signed; and

•	the annuity must be funded within 90 calendar days of the date the Client Authorization Form is signed.
Under certain circumstances we may waive these conditions or extend these time periods in a nondiscriminatory manner.

EXHIBIT C

SUPPLEMENT DATED __________, 20___
TO THE PROSPECTUS FOR
PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITY
(FOR APPLICATIONS SIGNED ON OR AFTER AUGUST 1, 2013)

We are issuing this Supplement to provide the For Life withdrawal benefit payment percentages and GMWB Bonus percentages (collectively, "GMWB Percentages”) we will be offering during the period set forth below. This GMWB Percentages Prospectus Supplement (this “Supplement”) replaces and supersedes any previously issued GMWB Percentages Prospectus Supplement and the GMWB Percentages section of the prospectus. This Supplement must be used in conjunction with an effective Principal Investment Plus Variable Annuity (for applications signed on or after August 1, 2013) prospectus.
The GMWB Percentages set forth below apply for applications signed between ____________, 20___ and _____________, 20____. The GMWB Percentages may be different than those listed below for applications signed after _____________, 20___. For that reason, it is important you have the GMWB Percentages Prospectus Supplement with the most current GMWB Percentages as of the date you sign the application.
Principal Income Builder 3 (PIB 3):

Contract Anniversary (following the rider effective date)	GMWB Bonus Percentage
1	7.00%
2	6.00%
3	5.00%

	Single Life	Joint Life*
Age of Covered Life at First Withdrawal*	For Life Withdrawal Benefit Payment Percentage	For Life Withdrawal Benefit Payment Percentage
45-54	3.00%	2.50%
55-59	3.80%	3.30%
60-64	3.80%	3.30%
65-74	4.80%	4.30%
75+	5.05%	4.55%
* Joint Life is based on age of younger covered life at first withdrawal.

Principal Income Builder 10 (PIB 10):

Contract Anniversary (following the rider effective date)	GMWB Bonus Percentage
1-10	5.00%
11+	0.00%

	Single Life	Joint Life*
Age of Covered Life at First Withdrawal*	For Life Withdrawal Benefit Payment Percentage	For Life Withdrawal Benefit Payment Percentage
45-54	3.00%	2.50%
55-64	4.00%	3.50%
65-74	5.00%	4.50%
75+	5.25%	4.75%
* Joint Life is based on age of younger covered life at first withdrawal.
Determining GMWB Percentages
The below information pertains to contracts where New York Reg 60 does not apply. For contract replacements where New York Reg 60 applies, see Appendix J of the prospectus for New York submission guidelines and information on determining GMWB Percentages.
The GMWB Percentages for your contract will be determined as described in this paragraph so long as you satisfy the guidelines on submitting your application (see GMWB Submission Guidelines section in the prospectus). The GMWB Percentages in effect on the date you sign the application will apply to your contract except in the following situation. If any of the GMWB Percentages in effect on the date we receive the money have increased from those in effect on the date you signed your application, you will receive the GMWB Percentages in effect on the date we receive the money, provided that no GMWB Percentages have decreased.
You will be notified if the GMWB Submission Guidelines are not satisfied, in which case we will provide you with the current GMWB Percentages Prospectus Supplement, which will include the GMWB Percentages applicable to your contract. Additional paperwork may be required.
The GMWB Percentages applicable to your Contract will not change for the life of your Contract, and the GMWB Percentages applicable to your Contract will be in a GMWB Percentages Prospectus Supplement attached to your prospectus.
For more information regarding the GMWB Bonus and the For Life withdrawal benefit payment percentages, see the GMWB Bonus and Withdrawal Benefit Payment sections of the prospectus.

This Supplement should be read and retained with the prospectus for the Principal Investment Plus Variable Annuity (for applications signed on or after August 1, 2013). If you would like another copy of the prospectus or a prior GMWB Percentages Prospectus Supplement, write us at Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382 or call us at 1-800-852-4450 to request a free copy. All GMWB Percentages Prospectus Supplements also are available on the EDGAR system at www.sec.gov (type file number 333-188293). Certain terms used in this Supplement have special meanings. If a term is not defined in this Supplement, it has the meaning given to it in the prospectus.

THIS SUPPLEMENT SHOULD BE READ AND
RETAINED FOR FUTURE REFERENCE

Principal Financial Group
P.O. Box 9382
Des Moines, Iowa 50306-9382
1-800-852-4450